APPENDIX B
INVESTOR OVERVIEW PRESENTATION

This Investor Overview Presentation is to help provide additional information regarding the Offering. This Investor Overview Presentation includes many estimates and projections.

Certain information set forth in this presentation contains "forward-looking information", including "future-oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.



UTR oTennis
SO IONS

PREMIERE INDOOR + OUTDOOR PICKLEBALL FACILITY IN LOS ANGELES

INVESTOR OVERVIEW

March 2024

CONFIDENTIAL – DO NOT SHARE

PowerPlay PICKLEBALL



DISCLAIMER: This Presentation contains forward-looking statements and forward-looking information. Often, but not always, forward-looking statements can be identified by the use of words or phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Examples of such statements include: (A) the financial forecast of the Company; (B) the intention or plans to grow the business and operations of the Company; (C) the expansion of the Company's business into other revenue streams.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Presentation. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to: the ability of the Company to obtain necessary financing; the economy generally; consumer interest in the offering(s) of the Company; competition; and anticipated and unanticipated costs. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this Presentation. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements and information contained in this Presentation are expressly qualified in their entirety by this Notice and Disclaimer. The forward-looking statements and information included in this Presentation are made as of the date of this Presentation and the Company assumes no obligation to update such forward-looking statements to reflect new information, subsequent events or otherwise, unless required by applicable securities legislation.

Pickleball is now **the fastest-growing sport** *in the nation for the* **fifth consecutive year**, *with* **48.3 million U.S. adults** *(19% of the adult population) having played at least one game in the last 12 months, according to the Association of Pickleball Professionals.*







PICKLEBALL COURTS IN LA



Beverly Hills
Los Angeles County Museum of Art
CENTRAL LA
Los Angeles
El Monte Busway
Monterey Park
El Mon
PACIFIC PALISADES
a Monica
OCEAN PARK
Culver City
East Los Angeles
Vernon
Commerce
SOUTH LOS ANGELES
Huntington Park
Pico Rivera
Whittier
Marina Del Rey
Inglewood
South Gate
Bell Gardens
Santa Fe Springs
Downey
Lynwood
El Segundo
Hawthorne
Norwalk
Compton
Paramount
Bellflower
Manhattan Beach
Lawndale
Gardena
Cerritos
Redondo Beach
Carson
West Carson
Cypress
Signal Hill
Los Alamitos
Rolling Hills Estates
Lomita
WILMINGTON
EASTSIDE
Rossmoor
Long Beach
Palos Verdes
Terminal Island
Seal Beach
COASTAL SAN PEDRO
SUNSET BEAC

Los Angeles does not have a dedicated pickleball club. The majority of the locations are public parks with a handful of pickleball courts within existing tennis clubs. Los Angeles is a challenging area due to costs, traffic issues, sound issues and lack of parking.

In the screenshot to the left, this area (20-mile radius) shows the lack of courts in the LA area with a total of 216 pickleball courts (*data from PicklePlay*).

KEY POINTS

- 2.5M population (10-mile radius)
- 44 locations (216 pickleball courts; 20-mile radius)
- Largest locations each have 16 courts
    - Beverly Hills (20 miles away)
    - Seal Beach (17 miles away)
- Average number of courts per location: 4

PowerPlay Pickleball will have 36 courts and will be the largest, dedicated pickleball club in Southern California. This is approximately 15% of the total pickleball court locations in this defined area.



PowerPlay PICKLEBALL

Our team has been looking for locations for over 2 ½ years for a flagship Los Angeles pickleball location. **We took possession of the property on February 1, 2024 and demolition / build out is well underway!**

LOCATION - LOS ANGELES



184th St
185th St
Faraday Future
W 190th St
Main St
Milmore Ave
Billings Ave
Page One Automotive - Los Angeles
Goodyear Blimp
K1 Speed - Indoor Go Karts, Corporate Event ...
K1 Speed Go Kart Racing
M.L.K. Jr. St
19401 Main Street
Carson, CA 90248
Herbalife Corporate Toyota (Nearby)
405
Divergent
Holiday Inn Los Angeles Gateway...
Porsche Experience
W Francisco St
Main St
405

- 4.3 acres
  - 10 indoor courts (inside existing approx. 46k SF warehouse)
  - 26 outdoor courts
  - *Actual number of courts will depend on City approval*
- Pro Shop powered by Pickleball Superstore
- Podcast studio, athlete recovery lounge, massive event space
- Approx. 6,000 SF, 2-story Clubhouse (existing building)

- 20-year lease with 12-year extension option

- 2.5M population (10-mile radius)
- Terrific freeway access
- Adequate parking
- 2 miles to Dignity Health Sports Park (LA Galaxy home stadium)
- 9 miles to Torrance Airport
- 10 miles to Manhattan Beach pier
- 10 miles to Long Beach Airport

Estimated $4.8 Million Raise





PowerPlay PICKLEBALL

X Tech Security
Carroll Shelby Enterprises
Car dealer
ABC Supply Co. Inc
Roofing supply store
White Cap
White Cap®
Building Materials
Southwest Trails
Y & S Auto
Main St
Broadway
Mfg
Goodyear Blimp Base Airport
PowerPlay Pickleball
Main St
San Diego Fwy
San Diego Fwy
405
110
Exact Staff
Patriot Contracting
Harbor Fwy
Housing Authority of the City of Los Angeles...
LA Housing Authority Work Center
S Figueroa St
Penske Truck Rental
Moneta Ave
California Highway Patrol

This location has tremendous freeway visibility from the 405 Freeway North and there is an offramp which ends at a light directly in front of the property.

The **2021 Average Annual Daily Traffic Volume** for the 405 to 110 Freeway interchange is **<u>258,000 cars</u>**.

- The LA Almanac Website
(https://www.laalmanac.com/transport/tr26b.php)

VIEW OF PROPERTY FROM 405 FREEWAY NORTH





DRAFT LAYOUT OF PROPERTY
- 4.3 total acres
- Approx. 46,000 SF warehouse
- Approx. 6,000 SF clubhouse

DEDICATED COURTS (Final # Dependent on City Approval)
- 10 Indoor (one practice court)
- 26 Outdoor

EVENT SPACE (3,000 SF of SPACE)
- Indoor loft (revenue stream)
- Indoor podcast studio (revenue stream / awareness)
- Second floor of Clubhouse (revenue stream)

ATHLETE RECOVERY LOUNGE
- Operator secured (revenue stream)

EV CHARGING STATIONS
- Approx. 45 spaces (revenue stream)

FOOD & BEVERAGE (WITH BEER GARDEN)
- Speaking to F&B Operators (revenue stream)









EV CHARGING STATIONS

We have a Letter of Intent to install 45 EV charging stations on the property. ***Charge while playing pickleball.***

- Charging company will pay 100% for the installation and maintenance of the charging stations

- PowerPlay Pickleball will receive 10% of the monthly revenue



Additional Monthly Revenue Stream

Year 1	$7.4k per month
Year 2	$7.4k
Year 3	$7.4k
Year 4	$9.3k
Year 5	$11.7k
Year 6	$12k
Year 7	$12.3k
Year 8	$12.6k
Year 9	$13k
Year 10	$13.3k



MANY REVENUE STREAMS



INDOOR / OUTDOOR PICKLEBALL



3,000 SF OF EVENT SPACE + BOARD ROOM



PRO-SHOP



ATHLETE RECOVERY LOUNGE



PODCAST STUDIO



BEER GARDEN



2-STORY CLUBHOUSE



EV CHARGING STATIONS

10 YEAR PRO FORMA (estimates)

	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
REVENUE										
Membership	$ 750,000	$ 2,270,750	$ 3,354,000	$ 3,962,000	$ 4,160,100	$ 4,368,105	$ 4,586,510	$ 4,815,836	$ 5,056,628	$ 5,309,459
Drop-Ins	$ 68,615	$ 631,500	$ 792,000	$ 745,000	$ 767,350	$ 790,371	$ 814,082	$ 838,504	$ 863,659	$ 889,569
Tournaments	$ 160,000	$ 325,000	$ 400,000	$ 400,000	$ 406,000	$ 412,090	$ 418,271	$ 424,545	$ 430,914	$ 437,377
Events	$ 130,000	$ 382,500	$ 465,000	$ 465,000	$ 478,950	$ 493,319	$ 508,118	$ 523,362	$ 539,062	$ 555,234
Pro Shop	$ 185,000	$ 370,000	$ 402,500	$ 402,500	$ 414,575	$ 427,012	$ 439,823	$ 453,017	$ 466,608	$ 480,606
Food & Beverage	$ 198,000	$ 525,000	$ 525,000	$ 525,000	$ 551,250	$ 578,813	$ 607,753	$ 638,141	$ 670,048	$ 703,550
EV Charging Stations	$ 22,233	$ 88,932	$ 88,932	$ 111,192	$ 141,384	$ 144,919	$ 148,542	$ 152,255	$ 156,061	$ 159,963
Other	$ 308,000	$ 695,000	$ 762,500	$ 746,000	$ 768,380	$ 791,431	$ 815,174	$ 839,630	$ 864,818	$ 890,763
Total Revenues	$ 1,821,848	$ 5,288,682	$ 6,789,932	$ 7,356,692	$ 7,687,989	$ 8,006,059	$ 8,338,273	$ 8,685,289	$ 9,047,798	$ 9,426,522
OPERATING EXPENSES										
Payroll	$ 370,280	$ 779,963	$ 1,005,150	$ 1,345,200	$ 1,372,104	$ 1,399,546	$ 1,427,537	$ 1,456,088	$ 1,485,209	$ 1,514,914
Administrative	$ 97,000	$ 123,000	$ 105,000	$ 128,100	$ 134,505	$ 141,230	$ 148,292	$ 155,706	$ 163,492	$ 171,666
Rent	$ 450,000	$ 983,544	$ 2,178,022	$ 2,243,363	$ 2,310,664	$ 2,379,984	$ 2,451,383	$ 2,524,925	$ 2,600,673	$ 2,678,693
Other	$ 276,730	$ 868,555	$ 970,880	$ 1,307,380	$ 1,333,528	$ 1,360,198	$ 1,387,402	$ 1,415,150	$ 1,443,453	$ 1,472,322
Total Operating Expenses	$ 1,194,010	$ 2,755,062	$ 4,259,052	$ 5,024,043	$ 5,150,800	$ 5,280,958	$ 5,414,614	$ 5,551,869	$ 5,692,827	$ 5,837,595
NET OPERATING INCOME	$ 627,838	$ 2,533,621	$ 2,530,880	$ 2,332,649	$ 2,537,189	$ 2,725,101	$ 2,923,659	$ 3,133,420	$ 3,354,971	$ 3,588,927

Partial Year

Rent includes
$800k Deposit
Offset

INVESTMENT

RAISE $4.8M

Includes deposit of $1M plus first month's rent of $90k. $800k of the deposit is pre-paid rent and will be allocated to monthly rent payments starting on June 1, 2025.

Phase 1 <mark>Underway</mark> (May/June 2024; existing approximately 46,000 square foot warehouse)
- Demo one side of the existing two-story office space
- Build 10 indoor courts with updated lighting, event loft with board room, podcast studio, athlete recovery lounge, bathrooms, beer garden and pro shop
- ~$500k budget

Phase 2 (Fall 2024 / Winter 2025)
- Demo existing outdoor parking lot and level entire outdoor area for court construction
- Surface and line parking lot
- Install shading courts and gathering areas
- Build 26 outdoor courts with lights and fences
- Refurbish existing 6,000 square foot Clubhouse
    - Bar, bathrooms, patio, second floor covered loft with bar
- ~$3M budget

Summary of estimates: $1M deposit, $500k for Phase 1, $3M for Phase 2 and a $300k contingency budget

CONTACT

Steve Raack

steve@powerplaypb.com
(310) 259-1248



30 years of business experience at global, billion-dollar corporations and start-ups including Andersen Consulting, Sony Pictures Entertainment, Herbalife International, Beautycounter and more. Raised over $40 Million in investment capital to launch and grow brands.

Currently the CEO and Co-Founder of PickleballSuperstore.com. Has forged strong strategic alliances with many professional pickleball players and the Association of Pickleball Players (APP).

Raised in Los Angeles and a pickleball addict who is passionate about building strong pickleball communities.

PHASE 1: DEMO / BUILD OUT IN PROGRESS





